Exhibit 99.1

TeliaSonera Owned Cygate Acquires Dimension Data Sweden

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 12, 2007--TeliaSonera (Nasdaq:TLSN) (LSE:TEE) (HEX:TLS1V) (STO:TLSN) strengthens its market position within managed IP/IT services, in Sweden, through Cygate's acquisition of Dimension Data Sweden, a subsidiary of the global systems integrator Dimension Data Holdings plc.

"Step by step we are strengthening our position as an integrator of our corporate customers' total telecom and IP/IT solutions, an important future growth area for TeliaSonera," comments Juho Lipsanen, President of Business Area Integrated Enterprise Services at TeliaSonera.

"Dimension Data Sweden's competence and experience in the area of IT infrastructure will create value for our clients and strengthen our position on the market. We will also continue to be the Swedish partner of Dimension Data Sweden's parent company, Dimension Data," says Bengt Lundgren, CEO at Cygate.

During the last years, Cygate has acquired several companies, amongst them Maldata and Bravida Communications. Since January 2007, Cygate is owned by TeliaSonera, the Nordic and Baltic telecommunications leader. Cygate today has 250 employees located in 15 offices in Sweden and Finland. Dimension Data Sweden has 74 employees located in two offices in Stockholm and Malmo. The revenue for Dimension Data Sweden was SEK 182 million in 2006.

"I am very proud with what Dimension Data Sweden has achieved to date. In a mature market knowledge and volume are important factors. Together with Cygate we will create a company that will stand strong, and offer the market world class solutions," comments Mats Germundsson, Country Manager at Dimension Data Sweden.

The purchase is still to be approved by the Swedish Competition Authority.

About Cygate

Cygate is a Nordic company headquartered in Stockholm. With 250 employees in its Finland and Sweden offices, it is a leading Nordic supplier of services, products and solutions for secure IT infrastructure. The company has partnerships with leading vendors and a 20-year history of designing, installing and maintaining IP network solutions using a combination of their own solutions and products from partners.

About Dimension Data

Dimension Data plc (LSE:DDT), a specialist IT services and solution provider, helps clients plan, build, support and manage their IT infrastructures. Dimension Data applies its expertise in networking, security, operating environments, storage and contact center technologies and its unique skills in consulting, integration and managed services to create customized client solutions.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera AB
Carina Kampe, Press Manager, +46-(0)8-713 58 30
or
Cygate AB
Bengt Lundgren, CEO, +46 070-6305010
bengt.lundgren@cygate.se
or
Dimension Data in Sweden AB
Mats Germundsson, Country Manager, +46 70 844 50 11
mats.germundsson@eu.didata.com